Scotiabank
GLOBAL BANKING AND MARKETS

11/25/2024

Memo: SBSE-A Amendment

This memo is to inform the Securities and Exchange Commission staff that the Bank of Nova Scotia ("BNS") has filed an amended Form SBSE-A to update the list of Principals, specifically to reflect the following:

- The removal of Ian Arellano and Michael Zerbs as Principals of the Bank.
- Addition of Steven Craig Van Wyk